EXCELLON RESOURCES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of shareholders of Excellon Resources Inc. ("**Excellon**" or the "**Corporation**") will be held at the offices of Excellon Resources Inc., 10 King Street East, Suite 200, Toronto, Ontario on Thursday, the 13th day of August, 2020 at 4:00 p.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2019 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;
2. to elect directors;
3. to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration;
4. to consider, and if deemed advisable, to pass with or without variation, an ordinary resolution approving all unallocated deferred share units under the Corporation's Deferred Share Unit Plan and to ratify and approve an aggregate of 558,393 deferred share units issued thereunder;
5. to consider, and if deemed advisable, to pass with or without variation, an ordinary resolution approving all unallocated restricted share units under the Corporation's Restricted Share Unit Plan and to ratify and approve an aggregate of 1,032,467 restricted share units issued thereunder;
6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this notice is the Circular, a form of proxy and a request form to receive annual and interim financial statements and management discussion and analysis. The accompanying Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

In an effort to mitigate the risks associated with COVID- 19, the Company asks that Shareholders follow the current instructions and recommendations of federal, provincial and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders, **the Company is urging all Shareholders to vote by proxy in advance of the Meeting and NOT to attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted**. The Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings. In order to adhere to all government and public health authority recommendations, the Company notes that the Meeting will be limited to only the legal requirements for shareholder meetings and guests will not be permitted entrance unless legally required. Rather than attending in person, the Company strongly encourages Shareholders to access the Meeting via:

From a PC, Mac, iPad, iPhone or Android device:

https://us02web.zoom.us/s/83976354805?pwd=WkFWWG1xTWUxZVg5NG8wRVpzVHFvQT09
Password: 308696

Or join by phone:

Canada	United States	United Kingdom	Switzerland	Germany
+1 778 907 2071 +1 204 272 7920 +1 438 809 7799 +1 587 328 1099 +1 647 374 4685 +1 647 558 0588	+1 669 900 9128 +1 253 215 8782 +1 301 715 8592 +1 312 626 6799 +1 346 248 7799 +1 646 558 8656	+44 203 901 7895 +44 131 460 1196 +44 203 051 2874 +44 203 481 5237 +44 203 481 5240	+41 44 529 92 72 +41 22 591 00 05 +41 22 591 01 56 +41 31 528 09 88 +41 43 210 70 42 +41 43 210 71 08	+49 69 7104 9922 +49 30 5679 5800 +49 69 3807 9883 +49 695 050 2596

Webinar ID: **839 7635 4805**
Password: **308696**

International numbers available: https://us02web.zoom.us/u/kGP4HwHiP

Shareholders attending the Meeting by video or telephone conference will be able to listen to the meeting but will not be able to vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular accompanying this Notice. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Toronto, Ontario, this 1st day of July, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(*signed*) "André Y. Fortier"

André Y. Fortier
Chairman